United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

September 2014

Vale S.A.

Avenida Graça Aranha, No. 26

20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	4

Press Release

Vale proposes payment of dividend to shareholders

Rio de Janeiro, September 29, 2014 — Vale S.A. (Vale) informs that its Executive Board has approved and will submit to the Board of Directors the proposal for payment of the second installment of the minimum dividend of US$ 2.1 billion, as publicly announced on January 30, 2014, equal to US$ 0.407499945 per common or preferred share in circulation as of August 29, 2014 (5,153,374,926).

The proposal will be submitted for approval to the Board of Directors in the meeting scheduled for October 16, 2014 and, if approved, the payment of US$ 2.1 billion will be made as of October 31, 2014. The amount in Brazilian reais will be computed using the Brazilian real/US dollar exchange rate (Ptax-Option 5) published by the Central Bank of Brazil on October 15, 2014.

Once the proposal is approved by the Board, all investors who hold Vale shares at the record dates will have the right to the dividend payment. The record date for the owners of shares traded on the BM&FBovespa is October 16, 2014. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is October 21, 2014 Eastern Standard Time and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of the business day in Hong Kong on October 21, 2014.

Vale shares will be traded ex-dividend on BM&FBovespa, NYSE and Euronext Paris as of October 17, 2014 and on the HKEx as of October 20, 2014.

If the proposal is approved by the Board of Directors, Vale will have distributed to its shareholders US$ 4.2 billion in 2014 — including the first tranche of minimum dividend paid as of April 30.

For further information, please contact:

+55-21-3814-4540

Rogério Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança : marcelo.bonanca@vale.com

Marcelo Lobato : marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio Nogueira
Date: September 29, 2014		Director of Investor Relations